Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
May 13, 2008	NYSE: SLW

SILVER WHEATON ACQUIRES 75% OF LIFE OF MINE SILVER PRODUCTION FROM FARALLON RESOURCES’ CAMPO MORADO PROJECT IN MEXICO

Vancouver, British Columbia, May 12, 2008 – Silver Wheaton Corp. (“Silver Wheaton”) (TSX, NYSE: SLW) is pleased to announce that it has agreed to purchase 75% of the life of mine silver produced by Farallon Resources Ltd. (“Farallon”) (TSX: FAN), at its Campo Morado property in Guerrero State, Mexico.  The first deposit on the Campo Morado property to be developed will be the high-grade G-9 polymetallic deposit, which Farallon is targeting for production during the third quarter of 2008.

Silver Wheaton will pay Farallon US$80 million in order to acquire 75% of all silver produced from the Campo Morado property, including the G-9 mine, for the lesser of US$3.90 (subject to a one percent annual adjustment starting in year four after production commences) or the prevailing market price per ounce of silver delivered.  The upfront payment will be made on a draw down basis to fund ongoing capital expenditures at the Campo Morado property.  Payment for the transaction will be drawn from existing credit facilities.  Silver Wheaton will also receive a right of first refusal over any future silver stream involving Farallon.

The Campo Morado property is located 160 kilometers southwest of Mexico City and hosts one of the largest volcanogenic massive sulfide systems in Mexico.  Since 1995, Farallon has discovered and/or delineated several mineral deposits on the property including the high grade G-9 massive sulfide deposit.  The Reforma, El Rey, Naranjo and El Largo deposits are among the many other massive sulfide occurrences also discovered within the 116 km2 project area.

Construction at G-9 is well underway and Farallon is targeting production to begin in the third quarter of 2008.  It will be an underground mine employing a drift and fill mining method to feed a flotation mill with a throughput capacity of 1,500 tonnes per day. According to a news release dated December 28, 2007, in addition to producing at least 1 million ounces of silver per year, the G-9 Project is expected to produce 120 million pounds of zinc, 15 million pounds of copper, 9,000 ounces of gold and 6 million pounds of lead per year.  Discovered only in 2005, Farallon is still actively drilling the G-9 deposit and expanding the resource base, as illustrated with recent drill results (see Farallon news releases dated May 1 and 9, 2008).

"We are very pleased to be partnered with Farallon in their development of the Campo Morado district”, said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “The high grade and still growing G-9 deposit should form the cornerstone for the development of a world class massive sulfide district.  This project has all the right ingredients – good management, a quality asset, low political risk, near-term production and rich exploration potential.”

A conference call will be held on Tuesday, May 13, 2008 at 1:00 pm (Eastern Time) to discuss this transaction. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-888-280-8771

Dial from outside Canada or the US:

1-416-641-6124

Dial toll free from parts of Europe:

800-6578-9898

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-408-3053

Dial from outside Canada or the US:

1-416-695-5800

Pass code:

3261328#

Archived audio webcast:

www.silverwheaton.com

Mr. Randy V.J. Smallwood, P.Eng., Silver Wheaton’s Executive Vice President of Corporate Development, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.  Production rates and resources are as reported by Farallon in a technical report dated March 17, 2008.

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production.  Silver Wheaton expects, based upon its current contracts, to have silver sales of between 13 million and 15 million ounces for the year ending December 31, 2008, increasing to 19 million ounces in 2009 and 25 million ounces in 2010.

Campo Morado silver resources are as follows:

G-9 Resources(1,2,3,4,5,7)
Category	Tonnage (million tonnes)	Silver Grade (grams per tonne)	Contained Silver (million ounces)

Resources
Measured	0.49	257.9	4.1
Indicated	1.69	195.0	10.6
Measured + Indicated	2.18	209.1	14.7
Inferred	1.60	178.0	9.2

El Largo, El Rey, Naranjo and Reforma Resources(1,2,3,4,6,7)
Category	Tonnage (million tonnes)	Silver Grade (grams per tonne)	Contained Silver (million ounces)

Resources
Indicated	4.93	166.0	26.3
Inferred	0.24	151.0	1.2

Notes:

1.

Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.

Mineral Resources are reported using a 5.0% zinc only cut off grade. Appropriate metallurgical recovery rates were applied.

3.

Silver will be produced as a by-product at the operation; therefore, the economic cut-off applied to the reporting of silver resources will be influenced by changes in the commodity prices of other metals at the mine.

4.

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

5.

Mineral Resources for the G-9 deposit are as reported by Farallon in its Technical Report on the G-9 Deposit, Campo Morado Project, dated March 17, 2008.  The report can be found at www.sedar.com.

6.

Mineral Resources for the El Largo, El Rey, Naranjo and Reforma deposits are as reported by Farallon in its Technical Report dated December 13, 2006.  The report can be found at www.sedar.com.

7.

This table represents 100% of the current silver resources on the Campo Morado Project, of which Silver Wheaton’s share represents 75% of the total.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and future production from the Campo Morado project.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver, such as the Campo Morado Project, and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Silver Wheaton’s Annual Information Form dated March 28, 2008 .  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This news release uses the terms “Measured” and “Indicated” Resources.  U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves.

For further information, please contact:

David Awram

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com